

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

Via E-mail
Cyrus D. Marter IV
Senior Vice President and General Counsel
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, CO 80202

> **Re: Lone Pine Resources Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 8, 2011**
> **File No. 333-171123**

Dear Mr. Marter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We remind you of comment 1 in our letter dated March 30, 2011 with respect to omitted exhibits and disclosure not permitted to be excluded pursuant to Rule 430A.

Prospectus Cover Page

2.   Please remove any identification of "joint book-running managers," "senior co-managers," or "co-managers" on the cover page.

Forward-looking statements, page 46

3.   We note your revised disclosure at page 46 that your forward-looking statements include statements regarding your expectations as to the use of proceeds of this offering. Please

note that you may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. If you are reserving your right to change the use of proceeds, please revise your Use of Proceeds section to provide such information.

Use of Proceeds, page 48

4.   We remind you of comment 12 in our letter dated January 10, 2011. In that regard, please present your use of proceeds in a tabular format.

5.   We note that you provided updated disclosure in your Use of Proceeds section with respect to the intercompany debt payable to Forest, and intercompany advances and accrued interest due to Forest. Please tell us why you did not provide a similar update in this section with respect to the amount outstanding under the promissory note due to Forest.

Deep Basin Area, page 87

6.   We note your disclosure on page 89 that on March 14, 2011 CFOL entered into an agreement to purchase certain gas properties for CDN$75 million. Please tell us how you considered providing pro forma and historical financial statements of the business to be acquired. Refer to Items 3-05 and 11 of Regulation S-X. In addition, please provide the calculations used to measure significance, as specified in Item 1-02(w) of Regulation S-X.

Underwriting, page 209

7.   We are still considering your response to comment 9 in our letter dated March 30, 2011, and may have further comments.

Exhibits

Exhibit 10.6

8.   Please file the schedules to your credit agreement.

Engineering Comments

9.   We are still considering your response to comments 10–14 from our letter dated March 30, 2011 and response filed April 13, 2011 and may have further comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Douglas Brown at (202) 551-3265, or Laura Nicholson at (202) 551-3847 with any other questions.

Sincerely,

/s/ A.N. Parker for

H. Roger Schwall
Assistant Director

cc: Shelley A. Barber, Esq.